Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Wednesday, March 27, 2024 for the purposes of, among other things, considering and approving our annual results for the fiscal year ended December 31, 2023 and its publication in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, March 15, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.